LEXIBLE SOLUTIONS INTERNATIONAL, INC.
                              6001 54 Ave., Taber,
                             Alberta, Canada T1G 1X4
                                 (403) 223-2995

                               September 25, 2018

Sherry Haywood
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Flexible Solutions International, Inc.
            Form S-4
            SEC File No. 333-225185


     Flexible Solutions International, Inc. (the "Company") requests that the effective date of the above captioned Registration Statement be accelerated to Friday, September 28, 2018, 1:00 P.M. Eastern time, or as soon as practicable thereafter.

     The Company understands that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                    Very Truly Yours,

                                    FLEXIBLE SOLUTIONS INTERNATIONAL, INC.


                                    /s/ Daniel O'Brien
                                    --------------------------------------
                                    Daniel O'Brien
                                    Chief Executive Officer